October 11, 2024

Eli Baker
Chief Executive Officer
Bold Eagle Acquisition Corp.
955 Fifth Avenue
New York, NY 10075

       Re: Bold Eagle Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 9, 2024
           File No. 333-282268
Dear Eli Baker:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 7, 2024, letter.

Amended Registration Statement on Form S-1 filed October 9, 2024
General

1. We note the revisions made in response to prior comment 2. Given that the forfeiture of founder shares and the private placement will occur in connection with the initial business combination, please provide clear, consistent disclosure throughout the prospectus as to the total amount to be held by the sponsor after completion of this offering. In addition, given that the founder shares post offering will be less than 20%
       of the total outstanding ordinary shares, please clarify the determination that the founder shares would convert into 20% of the total number of Class A ordinary shares outstanding after such conversion.
 October 11, 2024
Page 2

2. We note the risk factor disclosure on page 64 in response to prior comment 4. Your risk factor refers to amending or waiving provisions in the letter agreement to allow members of the sponsor to transfer the membership interests in the sponsor. However, the letter agreement filed as Exhibit 10.1 does not appear to include restrictions on the members of the sponsor and does not appear to apply to the membership interests in the sponsor. Such disclosure also appears inconsistent with the disclosure on page 94 that the sponsor, in its sole discretion, may surrender, forfeit, transfer or exchange the shares. Please advise or revise.
       Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Daniel Nussen, Esq.